Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Atmos Energy Corporation for the registration of $3,000,000,000 of its debt securities and shares of its common stock and to the incorporation by reference therein of our reports dated November 13, 2018, with respect to the consolidated financial statements and schedule of Atmos Energy Corporation, and the effectiveness of internal control over financial reporting of Atmos Energy Corporation, included in its Annual Report on Form 10-K for the year ended September 30, 2018, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas

November 13, 2018